As filed with the Securities and Exchange Commission on October 7, 2020
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
AMENDMENT NO. 1, AND RESTATEMENT OF,
APPLICATION FOR AN ORDER PURSUANT TO SECTION
3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT SNOWFLAKE INC.
IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT
OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of
SNOWFLAKE INC.
File No. 812-15159

Please send all communications to:
Michael P. Scarpelli, Chief Financial Officer
Derk Lupinek, General Counsel
Snowflake Inc.
450 Concar Drive
San Mateo, CA 94402
(844) 766-9355
Robert H. Rosenblum, Esq.
Amy Caiazza, Esq., Ph.D.
Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street, NW
Washington, DC 20006
(202) 973-8800
This Application (including Exhibits)
consists of 24 pages.

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of Snowflake Inc. 450 Concar Drive San Mateo, CA 94402 File No. 812-15159	AMENDMENT NO. 1, AND RESTATEMENT OF, APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT SNOWFLAKE INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.
I.SUMMARY OF RELIEF REQUESTED
Snowflake Inc. (“Snowflake” or the “Company”),1 a Delaware corporation with its principal executive office in San Mateo, California, hereby applies for an order of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 finding and declaring that Snowflake is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Snowflake as an operating company providing a cloud-based data platform, which enables customers to consolidate data to drive meaningful business insights, build data-driven applications, and share data.
Snowflake is filing this application pursuant to Section 3(b)(2) (the “Application”) to confirm its status as an operating company and not as an investment company. Section 3(a)(1) sets forth a three-prong definition that broadly defines an “investment company” as any issuer that:
(A)    is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);
(B)    is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or
(C)    is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).
Snowflake is not, does not hold itself out as being, and does not propose to become engaged primarily in the business of investing, reinvesting, or trading in securities. Therefore, as will be discussed
1 As used herein, references to “Snowflake” and to the “Company” typically refer to entity Snowflake Inc., but in some contexts also are intended to include its subsidiaries.
2 Unless otherwise indicated, all references to sections and rules herein are in references to those sections and rules under the 1940 Act.

in more detail in this Application, Snowflake is not an investment company on the basis of the Business Test.
Snowflake does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Snowflake is not an investment company on that basis, and this Application does not address this aspect of the definition of investment company any further.
Like other startup companies that primarily provide technology services to customers, Snowflake’s business is highly capital intensive, requires research and development of new technologies, and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Snowflake generally maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Snowflake’s primary business. Because of these investments, Snowflake often holds investment securities on its balance sheet. The value of Snowflake’s investment securities constituted approximately 20% of the value of Snowflake’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of July 31, 2020, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Snowflake’s balance sheet.3 Therefore, as of July 31, 2020, Snowflake was not an investment company on the basis of the Asset Test. Snowflake’s investments in Capital Preservation Investments4 constituted 100% of its investments in investment securities, as of July 31, 2020.

Snowflake is seeking an order from the Commission pursuant to Section 3(b)(2) because compliance with the Asset Test may hinder its business over the long term as Snowflake transitions into a public company.5 On August 24, 2020, Snowflake publicly filed a Registration Statement on Form S-1 (File No. 333-248280) with the SEC, as subsequently amended, for an initial public offering of its Class A common stock (the “IPO”). The IPO closed on September 18, 2020, and the Company raised approximately $4.238 billion in net cash proceeds from the IPO (the “IPO Proceeds”).6 The IPO Proceeds are not being immediately deployed, and due to the treatment under the Asset Test of cash and the Capital Preservation Investments that Snowflake anticipates holding as part of any prudent strategy to manage its cash, Snowflake expects to fail the Asset Test in Section 3(a)(1)(C) upon the investment of the IPO Proceeds in accordance with any such strategy. Pending receipt of the relief requested by this Application, however, Snowflake will refrain from adopting such a strategy, and instead will hold the IPO Proceeds almost exclusively in Government Securities and Cash Items (as defined below), making limited investments in Capital Preservation Investments and in private companies as part of Snowflake's corporate development strategy, while remaining in compliance with the Asset Test. However, Snowflake is seeking the relief requested hereunder because Snowflake anticipates that once it adopts a prudent investment strategy, given (i) reasonable assumptions about Snowflake's portfolio and (ii) the amount of IPO Proceeds Snowflake raised, the value of Snowflake’s investment securities will comprise at least 89% of Snowflake’s total assets (exclusive of Government Securities and Cash Items), substantially all of which will be comprised of Capital Preservation Investments and any investments in private companies made as part of Snowflake’s corporate development strategy, as indicated by the pro forma estimates included as Exhibit C calculated using the same methodology presented below for its calculation of
3 Snowflake’s subsidiaries do not hold any investment securities.
4 “Capital Preservation Investments” refers collectively to the Company’s investments in short-term investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a low level of credit risk.
5 Section 3(b)(1) is a self-executing provision. However, Snowflake’s reliance on Section 3(b)(1) leaves open the possibility that, while Snowflake believes that it falls within the exclusion set forth in Section 3(b)(1), the Commission, the courts, or another interested party might take a different view.
6 The IPO Proceeds include approximately $500 million raised through concurrent private placements.

investment securities as of July 31, 2020.7 The fact that the IPO Proceeds will be deployed over the long term, together with the fact that Snowflake is not currently out of compliance with the Asset Test, make relying on relief under Rule 3a-2 both insufficient and inappropriate for the Company.
Additionally, like similarly situated technology companies, a meaningful portion of Snowflake’s assets consists of intangible assets, such as internally-generated intellectual property, that may not appear on a balance sheet prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). While Snowflake believes its intellectual property is a valuable asset, valuing such internally-developed intellectual property is difficult and inherently subjective, and some contractual counterparties—such as underwriters, lenders, or business partners—may not accept investment company status representations based on unconsolidated calculations that rely on Snowflake’s own valuation of those assets.
For these reasons, Snowflake is seeking an order of the Commission pursuant to Section 3(b)(2). The Company believes the requested order is warranted because Snowflake is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act.
II.BACKGROUND
A.The Company
1.Overview
The Company was incorporated in 2012 as a Delaware corporation under the name “Snowflake Computing, Inc.” and changed its name to “Snowflake Inc.” in April 2019. Snowflake’s principal executive offices are located at 450 Concar Drive, San Mateo, California 94402, and its telephone number is (844) 766-9355. Snowflake’s website address is www.snowflake.com. As of July 31, 2020, Snowflake had 2,037 employees worldwide, consisting of 384 employees in its research and development organization, including engineering, product management, security, and knowledge management. The remaining employees were in Snowflake’s support, professional services, sales and marketing, and general and administrative organizations.
2.Operating Structure
The Company’s business operations are primarily conducted through the parent level entity, but Snowflake also maintains subsidiaries in Delaware, Australia, Canada, France, Germany, India, Japan, the Netherlands, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. None of these subsidiaries are considered “significant subsidiaries” pursuant to Rule 1-02(w) under Regulation S-X. In such capacities, these subsidiaries complement and advance Snowflake’s overall business model. Snowflake does not operate through, or maintain positions in, any subsidiaries that are not wholly owned.
7 As discussed below, Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Snowflake's corporate development strategy.

3.Snowflake’s Business
Snowflake’s primary business is providing a cloud-based data platform to its customers. The Company’s Cloud Data Platform (the “Platform”) enables customers to consolidate data to drive meaningful business insights, build data-driven applications, and share data.
4.Liquidity and Capital Resources
Snowflake’s business results in it generating and holding significant amounts of liquid capital. Snowflake generates the substantial majority of its revenue from fees charged to customers based on the storage, compute, and data transfer resources consumed on the Platform as a single, integrated offering. For storage resources, consumption fees are based on the average terabytes per month of all of the customer’s data stored in the Platform. For compute resources, consumption fees are based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption fees are based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed. The Company’s revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services, and training related to the Platform. Snowflake sells no tangible products and, accordingly, maintains limited other assets.
5.Research and Development
Snowflake also is heavily involved in research and development of new technologies. The Company’s research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of the Platform. The research and development organization is also responsible for operating and scaling the Platform, including the underlying public cloud infrastructure. To continually bring new innovations to the Platform, the Company substantially invests in research and development.
B.Snowflake’s Use of Capital Preservation Investments
It is important for Snowflake’s business to maintain a substantial cash position. There are a number of business reasons for maintaining a substantial cash position, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address fluctuations in annual and quarterly results, strategic acquisitions, and the need to fund Snowflake’s research and development activities.
1.Capital Intensive Nature of Industry
The cloud computing industry is a competitive and capital-intensive industry, and, as a result, Snowflake needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations, capital expenditures, including those related to scaling efforts, and other developments. For example, it is important for Snowflake to scale its business in order to achieve operating leverage, better support its customers, and continue to innovate effectively.
2.Cash Needed for Acquisitions
Snowflake also needs to maintain substantial liquid capital as it continues to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement its business.

3.Fluctuations in Annual and Quarterly Results
Snowflake’s results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors. As a result, Snowflake needs to maintain substantial cash reserves to address potential fluctuations in results of operations.
4.Research and Development Activities
Snowflake also needs to maintain substantial cash reserves to fund its research and development activities. The cloud computing industry is intensely competitive and characterized by rapid changes in technology and frequent introductions of new services and offerings. Snowflake expects competition to continue, both from current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages.
Snowflake believes that its continued success is dependent on its sufficient access to liquid capital to fund its ability to increase market adoption of its Platform, including through development, testing, and delivery of new technologies, features, integrations, and improvements. In the fiscal years ended January 31, 2019 and 2020, Snowflake’s research and development expenses accounted for approximately 71% and 40% of Snowflake’s total revenue, respectively.
5.Snowflake’s Cash Management Practices
In addition to the use of its capital for its current and future operations and potential strategic transactions and acquisitions, Snowflake seeks to preserve its capital and maintain liquidity by investing in investments that are made to conserve capital and liquidity until the funds are used in its primary business. These investments include Capital Preservation Investments. Snowflake’s Capital Preservation Investments consist of investment grade commercial paper, corporate notes, corporate bonds, CDs, and asset-backed securities. Capital Preservation Investments may constitute “investment securities,” as defined in Section 3(a)(2). To preserve its capital and maintain liquidity, Snowflake also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2), including “Government securities,” as defined in Section 2(a)(16), certain securities issued by money market mutual funds, and other cash items (collectively, “Government Securities and Cash Items”).8 The term “Capital Preservation Investments” does not include these Government Securities and Cash Items.9
Snowflake’s investments in Capital Preservation Investments constituted 100% of its investments in “investment securities” as of July 31, 2020. Snowflake’s Investment Policy requires that the average days to maturity of all corporate notes and bonds investments do not exceed 12 months and the maximum maturity of individual securities in Snowflake’s cash management program do not exceed three years. In the IPO, Snowflake raised approximately $4.238 billion in IPO Proceeds. Pending receipt of the relief requested by this Application, Snowflake will hold the IPO Proceeds almost exclusively in Government Securities and Cash Items, making limited investments in Capital Preservation Investments and in private
8 Snowflake’s cash items include restricted cash, which primarily consists of collateralized letters of credit established in connection with lease agreements for the Company’s facilities.
9 Section 2(a)(16) defines “Government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality. The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 that seek to maintain a stable net asset value equal to $1.00 per share. See Willkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000); and 2014 Money Market Fund Reform Frequently Asked Questions, Question 61, available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml (revised Feb. 7, 2019).

companies as part of Snowflake's corporate development strategy while remaining in compliance with the Asset Test. If the relief requested in this Application is granted, Snowflake anticipates that investments in Capital Preservation Investments will continue to constitute substantially all of its investments in “investment securities,” except that Snowflake also plans to continue to invest in private companies as part of its corporate development strategy. Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Snowflake's corporate development strategy. Snowflake seeks an order that would permit it to continue to invest in Capital Preservation Investments to better support its business operations.
Snowflake’s Chief Financial Officer, with the oversight of the Audit Committee of the Board of Directors, is responsible for Snowflake’s investment practices and defines the parameters for its investment activities. Snowflake does not invest in securities for short-term speculative purposes.
III.REASON FOR REQUESTING RELIEF
Snowflake is requesting relief because it believes that if it were to comply with the terms of the Asset Test, particularly without (consistent with GAAP) taking into consideration the value of its intangible assets, including internally-generated intellectual property, it will compromise its ability to invest its significant cash holdings prudently.

Since its inception, Snowflake has, directly and through its wholly-owned subsidiaries, primarily engaged in the business of providing its Platform to customers. Snowflake does not believe it is currently, or has ever in the past been, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. However, Snowflake invests a significant portion of its cash, and is seeking to invest a significant portion of the IPO Proceeds, in Capital Preservation Investments, which are investment securities for purposes of the Asset Test. As noted above, based on its current investment strategy of investing in Capital Preservation Investments, as of July 31, 2020, the value of Snowflake’s investment securities constituted approximately 20% of the value of Snowflake’s total assets (exclusive of Government Securities and Cash Items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Snowflake’s balance sheet, including a meaningful amount of internally generated intellectual property. As of July 31, 2020, 100% of these investment securities were in the form of Capital Preservation Investments. Since that date, the Company has raised approximately $4.238 billion in IPO Proceeds. In order to compete and successfully innovate, Snowflake requires capital to finance its research and development, secure intellectual property, scale its business, conduct its normal course sales and marketing activities, acquire and retain customers, and commercialize its offerings. Because of Snowflake’s need to maintain substantial liquid capital, Snowflake has determined that it is consistent with prudent investment management principles to maintain substantial investments in Capital Preservation Investments rather than maintaining all of its liquid assets as Government Securities and Cash Items.
Additionally, although Snowflake has determined that it would be exempt from the definition of investment company pursuant to Section 3(b)(1) (because it is primarily engaged, directly and through its wholly-owned subsidiaries, in non-investment company business), it is possible that third parties may question whether it is an investment company on the basis of its consolidated balance sheet prepared in accordance with GAAP, especially given completion of the IPO. Snowflake is required to publicly disclose its balance sheet and is a public reporting company subject to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Further, Snowflake may be required to provide an unqualified opinion that it does not fall within the definition of “investment company” under the 1940 Act, which it may not be able to do unless it retains a disproportionate amount of its cash in Government Securities and Cash Items with minimal returns on investment.

While Rule 3a-2 provides temporary relief from the 1940 Act for companies that, on a transient basis, could be deemed to be an investment company, Snowflake does not believe this exemption provides adequate relief for its purposes. Rule 3a-2 is intended for companies that have fallen out of compliance due to unusual business circumstances and are intending to comply with the Asset Test as soon as possible. By contrast, Snowflake is currently in compliance with the Asset Test, and pending receipt of the relief requested by this Application, Snowflake will hold the IPO Proceeds almost exclusively in Government Securities and Cash Items, making limited investments in Capital Preservation Investments and in private companies as part of Snowflake's corporate development strategy while remaining in compliance with the Asset Test. Snowflake anticipates, however, that in an environment where yields on Government securities are trending toward zero, it will be unable to invest the IPO Proceeds it has raised in a safe and prudent manner with a reasonable return on investment without having its Capital Preservation Investments exceed 40% of its total assets under the Asset Test. In particular, Snowflake anticipates that once it has received the relief requested hereunder (assuming such relief is granted), it will adopt a prudent investment strategy such that given (i) reasonable assumptions about Snowflake's portfolio and (ii) the amount of IPO Proceeds Snowflake raised, the value of Snowflake's investment securities will comprise at least 89% of Snowflake’s total assets (exclusive of Government Securities and Cash Items), substantially all of which will be comprised of Capital Preservation Investments and any investments in private companies made as part of Snowflake's corporate development strategy, as indicated by the pro forma estimates included as Exhibit C calculated using the same methodology presented above for its calculation of investment securities as of July 31, 2020.10 Moreover, given the amount of the IPO Proceeds and the fact that the IPO Proceeds will be deployed over the long term, Snowflake believes that this situation would continue for a period of several years or indefinitely, in any event substantially longer than the relief provided by Rule 3a-2. The Company therefore requires an order from the Commission pursuant to Section 3(b)(2) in order to prudently manage its cash for the foreseeable future.
Snowflake therefore submits this Application for an order pursuant to Section 3(b)(2) declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore that Snowflake is excluded from the definition of “investment company” in Section 3(a)(1).
IV.DISCUSSION
A.Introduction
Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.
Snowflake qualifies for such an order because its business consists of providing its Platform to customers. The Platform and activities directly related to the Platform constitute substantially all of the Company’s business. Accordingly, Snowflake is not primarily engaged in investing, reinvesting, owning,
10 As discussed above, Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Snowflake's corporate development strategy.

holding, and trading in securities, and will continue to be primarily engaged in the business of providing its Platform to customers.
The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in Capital Preservation Investments, and that in the future such Capital Preservation Investments may make up a significant portion of the Company’s total assets (exclusive of Government Securities and Cash Items) on either a consolidated or unconsolidated basis. This, in combination with any future financings, means that the Company may not be able to pass the Asset Test at any given time without sacrificing its ability to manage its liquid assets in a prudent manner by investing in Capital Preservation Investments.
B.The Definition of Investment Company
A company is an “investment company” under Section 3(a)(1) and required to register with the Commission if it is an “issuer” and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,” or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”
Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].” The Company’s cash items are held in bank deposits or shares of money market funds qualified under Rule 2a-7; therefore, those holdings also are excluded from the Asset Test calculation.
Notwithstanding any application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” under Section 3(b)(1) if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities,”11 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms, Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries.12 Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.13 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.
11 As discussed previously, Snowflake believes that it would also be exempt from the definition of investment company pursuant to Section 3(b)(1), which is a self-executing provision. However, as with 3(a)(1)(C), reliance on Section 3(b)(1) leaves open the possibility that, while Snowflake believes that it falls within the exclusion set forth in Section 3(b)(1), the Commission, the courts, or another interested party might take a different view.
12 See Tonopah Mining, at 26 S.E.C. 426 (1947).
13 The Commission has recognized that “a determination under Section 3(b)(2) … that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends it exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Snowflake is not an investment company.
C.Application of the Tonopah Mining Test
1.Historical Development
The Company was incorporated in 2012 and first offered its Platform for sale in 2014, with data warehousing as its core use case. Customers have begun using the Company’s Platform for additional use cases, including data engineering, data lakes, data science, data applications, and data exchange.
The Company’s operating history clearly shows that it primarily engages in the development and operation of its Platform, not in the business of investing, reinvesting, owning, holding, and trading in securities.
2.Public Representations
Snowflake has been consistent in its press releases, marketing materials, and website that it is engaged in the business of operating its Platform. Historically, Snowflake has operated as a private company and has not made public representations regarding its asset composition. Snowflake’s offering documents in the IPO did, and its offering documents in any future financings will, emphasize its operating results and such offering documents did not and will not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Snowflake does not hold, and has never held, itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Neither Snowflake nor the Snowflake brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.
3.Snowflake’s Officers and Directors
a.The Background of Snowflake’s Executive Officers
The positions and backgrounds of Snowflake’s executive officers are as follows:
Frank Slootman has served as Snowflake’s Chief Executive Officer and as a member of Snowflake’s board of directors since April 2019 and as Chairman of the board of directors since December 2019. Before joining Snowflake, Mr. Slootman served as Chairman of the board of directors of ServiceNow, Inc., an enterprise IT cloud company, from October 2016 to June 2018. From May 2011 to April 2017, Mr. Slootman served as President and Chief Executive Officer and as a member of the board of directors of ServiceNow. From January 2011 to April 2011, Mr. Slootman served as a Partner of Greylock Partners, a venture capital firm. From July 2009 to January 2011, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company, and as an advisor from January 2011 to February 2012. From July 2003 until its acquisition by EMC in July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain Corporation, an electronic storage solution company. Mr. Slootman previously served as a member of the board of directors of Pure Storage, Inc. from May 2014 to February 2020, and Imperva, Inc., from August 2011 to March 2016. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. Mr. Slootman is qualified to serve on Snowflake’s board of directors because of his management experience and business expertise, including his prior executive-level leadership and experience scaling companies, as well as his past board service at a number of other publicly traded companies.
Michael P. Scarpelli has served as Snowflake’s Chief Financial Officer since August 2019. Before joining Snowflake, Mr. Scarpelli served as Chief Financial Officer of ServiceNow, Inc. from August 2011 to August 2019. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance and Business Operations of the Backup Recovery Systems Division at EMC Corporation. From September 2006 until its acquisition by EMC in July 2009, Mr. Scarpelli served as Chief Financial Officer of Data Domain Corporation. Mr. Scarpelli previously served as a member of the board of directors of Nutanix, Inc. from December 2013 to June 2020. Mr. Scarpelli holds a B.A. degree in Economics from the University of Western Ontario.
Benoit Dageville is one of Snowflake’s co-founders and has served as a member of Snowflake’s board of directors since August 2012. Dr. Dageville currently serves as Snowflake’s President of Products, and previously served as its Chief Technology Officer from August 2012 to May 2019. Before Snowflake’s founding, Dr. Dageville served in various engineering roles at Oracle Corporation, a software and technology company, including as Architect in the Manageability Group from January 2002 to July 2012. Dr. Dageville holds B.S., M.S., and Ph.D. degrees in Computer Science from Jussieu University. Dr. Dageville is qualified to serve on Snowflake’s board of directors because of his experience and perspective as one of Snowflake’s co-founders as well as his extensive experience driving product innovation.
Christopher W. Degnan has served as Snowflake’s Chief Revenue Officer since August 2018, and previously served as Snowflake’s VP of Sales from July 2014 to August 2018, and as Director, Sales from November 2013 to July 2014. Before joining Snowflake, Mr. Degnan served as AVP of the West at EMC Corporation from July 2013 to November 2013. From July 2012 until its acquisition by EMC in July 2013, Mr. Degnan served as VP Western Region at Aveksa, Inc., an identity and access management software company. From April 2004 to July 2012, Mr. Degnan served in various sales positions at EMC, including as District Sales Manager from June 2008 to July 2012. Mr. Degnan holds a B.A. degree in Human Resources from the University of Delaware.
b.The Background of Snowflake’s Non-Employee Directors
The positions and backgrounds of Snowflake’s non-employee directors are as follows:
Jeremy Burton has served as a member of Snowflake’s board of directors since March 2016. Since November 2018, Mr. Burton has served as the Chief Executive Officer of Observe, Inc., an information technology and services company. Prior to Observe, Mr. Burton served as Executive Vice President, Marketing & Corporate Development of Dell Technologies, a worldwide technology company, from September 2016 to April 2018, and in various roles at EMC Corporation, including as President of Products from April 2014 to September 2016 and Executive Vice President and Chief Marketing Officer from March 2010 to March 2014. Mr. Burton holds a B.Eng. (Hons) degree in Information Systems

Engineering from the University of Surrey. Mr. Burton is qualified to serve on Snowflake’s board of directors because of his operational and marketing expertise.
Teresa Briggs has served as a member of Snowflake’s board of directors since December 2019. Ms. Briggs served as Vice Chair & West Region and San Francisco Managing Partner of Deloitte LLP, a global professional services firm, from June 2011 to April 2019, and as Managing Partner, Silicon Valley from June 2006 to June 2011. Ms. Briggs currently serves on the board of directors of ServiceNow, Inc., DocuSign, Inc., VG Acquisition Corp., and JAND, Inc. (dba Warby Parker), and previously served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. Ms. Briggs also served as an adjunct member of Deloitte’s Center for Board Effectiveness. She is currently a Distinguished Careers Fellow at Stanford University. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. Ms. Briggs is qualified to serve on Snowflake’s board of directors because of her financial expertise and management experience.
Carl M. Eschenbach has served as a member of Snowflake’s board of directors since May 2019. Since April 2016, Mr. Eschenbach has been a managing member at Sequoia Capital Operations, LLC, a venture capital firm. Prior to joining Sequoia Capital, Mr. Eschenbach spent 14 years at VMware, Inc., a global virtual infrastructure software provider, most recently as its President and Chief Operating Officer, a role he held from December 2012 to March 2016. Mr. Eschenbach served as VMware’s Co-President and Chief Operating Officer from April 2012 to December 2012, as Co-President, Customer Operations from January 2011 to April 2012, and as Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Mr. Eschenbach currently serves on the board of directors of Zoom Video Communications, Inc., Workday, Inc., and Palo Alto Networks, Inc., as well as several private companies. Mr. Eschenbach holds an Electronics Technician diploma from DeVry University. Mr. Eschenbach is qualified to serve on Snowflake’s board of directors because of his operational and sales experience in the technology industry and knowledge of high-growth companies.
Mark S. Garrett has served as a member of Snowflake’s board of directors since April 2018. Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems Incorporated, a global software company, from February 2007 to April 2018. From June 2004 to February 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation. Mr. Garrett currently serves on the board of directors of GoDaddy Inc., Pure Storage, Inc., and Cisco Systems, Inc. He previously served on the board of directors of Informatica Corporation, from October 2008 to August 2015, and Model N, Inc., from January 2008 to May 2016. Mr. Garrett holds a B.S. degree in Accounting and Marketing from Boston University and an M.B.A. degree from Marist College. Mr. Garrett is qualified to serve on Snowflake’s board of directors because of his financial expertise and management experience.
Kelly A. Kramer has served as a member of Snowflake’s board of directors since January 2020. Since January 2015, Ms. Kramer has served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a worldwide technology company. From January 2012 to January 2015, Ms. Kramer served in various finance roles at Cisco, including Senior Vice President, Corporate Finance and Senior Vice President, Business Technology and Operations Finance. Prior to Cisco, she served in various finance roles at GE Healthcare Systems, GE Healthcare Diagnostic Imaging, and GE Healthcare Biosciences. Ms. Kramer currently serves on the board of directors of Gilead Sciences, Inc. Ms. Kramer holds a B.S. degree in Mathematics from Purdue University. Ms. Kramer is qualified to serve on Snowflake’s board of directors because of her financial expertise and management experience.

John D. McMahon has served as a member of Snowflake’s board of directors since September 2013. From April 2008 to September 2011, Mr. McMahon served as Senior Vice President, Worldwide Sales and Services at BMC Software, Inc., a computer software company, after BMC’s acquisition of BladeLogic, Inc., a computer software company, where he served as Chief Operating Officer from August 2005 to April 2008. Prior to BladeLogic, Mr. McMahon was Senior VP-Worldwide Sales at Ariba, Inc. Preceding Ariba, Mr. McMahon served as Executive VP-Worldwide Sales at GeoTel Communications, LLC, which was acquired by Cisco Systems, Inc., and earlier as Executive VP-Worldwide Sales at Parametric Technology Corporation. Mr. McMahon serves on the board of directors of MongoDB, Inc., as well as several private companies. Mr. McMahon holds a B.S.E.E. degree in Electrical Engineering from New Jersey Institute of Technology. Mr. McMahon is qualified to serve on Snowflake’s board of directors because of his software sales experience.
Michael L. Speiser has served as a member of Snowflake’s board of directors since Snowflake’s inception in July 2012, and as Snowflake’s lead independent director since December 2019. Mr. Speiser also served as Snowflake’s Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. Since 2008, Mr. Speiser has served as a Managing Director at Sutter Hill Ventures, a venture capital firm. Mr. Speiser previously served on the board of directors of Pure Storage, Inc., ending in 2019, and currently serves on the board of several private companies. Mr. Speiser holds a B.A. in Political Science from the University of Arizona and an M.B.A. from Harvard Business School. Mr. Speiser is qualified to serve on Snowflake’s board of directors because of his leadership and operational experience in the technology industry and knowledge of high-growth companies.
Jayshree V. Ullal has served on Snowflake’s board of directors since June 2020. Since October 2008, Ms. Ullal has served as President and Chief Executive Officer of Arista Networks, Inc., a cloud networking company. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., with her last position as senior vice president of the data center, switching and services group. Ms. Ullal holds a B.S. degree in Engineering (Electrical) from San Francisco State University and an M.S. degree in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award. Ms. Ullal is qualified to serve on Snowflake’s board of directors because of her extensive experience as a senior executive and chief executive officer in the cloud computing industry.
c.The Activities of the Officers and Directors
In their capacity as members of Snowflake’s Board of Directors, Snowflake’s directors spend substantially all of their time overseeing Snowflake’s business of providing its Platform to customers. Snowflake’s executive officers spend substantially all of their time managing Snowflake’s business of providing its Platform to customers. These activities include, among others, business development, sales, finance, and operations. Each executive officer’s specific activities are detailed above. Snowflake’s Chief Financial Officer spends less than 1% of his time monitoring Snowflake’s cash balances and managing short-term investment securities in accordance with Snowflake’s Investment Policy. None of Snowflake’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.
d.The Activities of Other Employees
As of July 31, 2020, Snowflake had approximately 2,037 employees in locations throughout the world. In addition to the executive officers discussed above, fewer than five employees spend time on matters relating to the management of Snowflake’s investment securities. Snowflake’s cash management activities are managed both internally by Snowflake’s Chief Financial Officer and externally by four investment managers, whose activities are supervised by the Chief Financial Officer. Snowflake’s remaining employees are involved in activities within the research and development, support, professional services, sales and marketing, and general and administrative organizations.
4.Nature of Assets
Snowflake’s unconsolidated balance sheet shows fixed and current assets consistent with a technology company. As of July 31, 2020, Snowflake had approximately $151.2 million in accounts receivable, $14.5 million in prepaid expenses, and $105.9 million in cash, cash equivalents, or money market funds.

The Company’s remaining assets are consistent with a technology company that must retain liquid assets to finance its business. Snowflake’s unconsolidated balance sheet as of July 31, 2020 includes Capital Preservation Investments totaling approximately $130.9 million, which represented 100% of its total investment securities. The Company’s Investment Policy requires these securities to carry investment-grade credit ratings and the maximum maturity of individual securities in Snowflake’s cash management program will not exceed three years.

As of July 31, 2020, the value of Snowflake’s investment securities constituted approximately 20% of the value of Snowflake’s total assets (exclusive of Government Securities and Cash Items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Snowflake’s balance sheet. Snowflake's investments in Capital Preservation Investments constituted 100% of its investments in investment securities, as of July 31, 2020. In the IPO, Snowflake raised approximately $4.238 billion in IPO Proceeds. Pending receipt of the relief requested by this Application, Snowflake will hold the IPO Proceeds almost exclusively in Government Securities and Cash Items, making limited investments in Capital Preservation Investments and in private companies as part of Snowflake's corporate development strategy while remaining in compliance with the Asset Test. Snowflake anticipates that once it has received the relief requested hereunder (assuming such relief is granted), it will adopt a prudent investment strategy such that given (i) reasonable assumptions about Snowflake's portfolio and (ii) the amount of IPO Proceeds Snowflake raised, the value of Snowflake’s investment securities will comprise at least 89% of Snowflake’s total assets (exclusive of Government Securities and Cash Items), substantially all of which will be comprised of Capital Preservation Investments and any investments in private companies made as part of Snowflake's corporate development strategy, as indicated by the pro forma estimates included as Exhibit C calculated using the same methodology presented above for its calculation of investment securities as of July 31, 2020.14

In addition to its liquid assets, a meaningful portion of Snowflake’s assets on an unconsolidated basis consist of intangible assets, including internally-developed intellectual property. Snowflake’s internally-developed patents and other intellectual property assets are a meaningful portion of its business, which is evidenced by the revenue Snowflake generates from its Platform; Snowflake’s research and development activities to develop and expand its existing technology; the activities of Snowflake’s employees, officers, and directors in developing and exploiting its intellectual property; and the importance of Snowflake’s intellectual property to the operation and development of its core business of providing its Platform to customers.
14 As discussed above, Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Snowflake's corporate development strategy.

Notwithstanding the value of Snowflake’s internally-developed intellectual property to Snowflake’s business, its value is not recorded on Snowflake’s consolidated balance sheet as it is not treated as an asset under GAAP. Therefore, while the market recognizes the value of these intangible assets, they are not recognized as an asset for purposes of the 1940 Act. By contrast, a company that acquires intellectual property (rather than developing it internally) is permitted to treat the acquired intellectual property as an asset under GAAP. As a result, looking only at asset composition, firms with acquired intellectual property are less likely to have difficulty remaining below the asset thresholds of either section 3(a)(1)(C) of the 1940 Act or Rule 3a-1 thereunder than companies, such as Snowflake, with internally-developed intellectual property. Thus, the asset tests used in connection with sections 3(a)(1)(C), 3(b)(1), and 3(b)(2) of the 1940 Act and Rule 3a-1 thereunder may significantly understate the relative value of internally-developed intellectual property assets and significantly overstate the relative value of investment securities. The inability to value internally-developed intellectual property has the effect of penalizing a company such as Snowflake by constraining its cash management activities without similarly constraining the cash management activities of a company with acquired intellectual property that engages in a business similar to Snowflake’s.
Snowflake expects to continue investing in Capital Preservation Investments as well as Government Securities and Cash Items in order to fund its current and future operations, which, as discussed above, are highly capital intensive and require continuous research and development. Snowflake anticipates that investments in Capital Preservation Investments will continue to constitute substantially all of its investments in "investment securities," except that, in addition to its Capital Preservation Investments, Snowflake also plans to invest in private companies as part of its corporate development strategy. Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments.
5.Sources of Income and Revenue
Since its inception, Snowflake has carried net operating losses. This is not uncommon for early stage and newly public technology companies. Because Snowflake is still operating at a net loss, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenue provides a more accurate view of its status as an operating company, particularly given the upward trend in recognizing substantially increased revenues based on the growth in its customer's usage of the Platform. Although different from income, the SEC has previously recognized revenue, rather than income, as a useful measure for assessing whether an issuer is an investment company under Section 3(b)(2).15
Snowflake generates the substantial majority of its revenue from fees charged to customers based on the storage, compute, and data transfer resources consumed on the Platform as a single, integrated offering. For storage resources, consumption fees are based on the average terabytes per month of all of the customer’s data stored in the Platform. For compute resources, consumption fees are based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption fees are based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed. The Company’s revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution
15 See Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice)).

services, and training related to the Platform. Snowflake sells no tangible products and, accordingly, maintains limited other assets.
Since 2014, Snowflake has increased its product revenue substantially. For the fiscal year ended January 31, 2019, the Company generated approximately $95.7 million of product revenue compared to the fiscal year ended January 31, 2020 when the Company generated $252.2 million of product revenue.
As noted, Snowflake is not yet earning positive income, and net investment income is not a major factor in the overall revenue of the Company. The Company earned approximately $8.4 million in net investment income in the fiscal year ended January 31, 2019 and approximately $10.8 million in the fiscal year ended January 31, 2020, all from its managed investments (including Capital Preservation Investments as well as Government Securities and Cash Items). The increase in investment income was due to an increase in the average cash and marketable securities balance and an increase in the average rate of return on investments when compared to the fiscal year ended January 31, 2019. If net investment income were compared to the Company’s total revenue16 (including product revenue) it would account for approximately 9% of total revenue for the fiscal year ended January 31, 2019 and approximately 4% of total revenue for the fiscal year ended January 31, 2020.17
As these numbers demonstrate, the overwhelming majority of Snowflake’s revenue is generated by operation of the Platform and serve to clearly illustrate Snowflake’s character as an operating company.
The above five-factor analysis demonstrates that Snowflake is primarily engaged in a non-investment company business and satisfies the standards for an order pursuant to Section 3(b)(2) of the 1940 Act.

D.An Order under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Snowflake’s Shareholders
If the Commission declines to grant the relief requested in this Application, Snowflake would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Investments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Snowflake’s shareholders without serving any of the policies underlying the 1940 Act.

1.Managing Investments under the Asset Test
Snowflake’s management of its liquid capital in Capital Preservation Investments under the constraints of the Asset Tests would adversely affect Snowflake’s profitability and business development. As discussed above, Snowflake holds significant amounts of cash, including a recent infusion of cash resulting from the IPO and concurrent private placements, because it needs those funds to address the capital-intensive nature of its business, its research and development needs, and fluctuations in returns, and this cash is not being immediately deployed for operations. In addition, Snowflake intends to continue to raise capital.
16 Snowflake's total revenue was $96.67 million in the fiscal year ended January 31, 2019, $264.75 million in the fiscal year ended January 31, 2020, $104.04 million in the six months ended July 31, 2019, and $241.96 million in the six months ended July 31, 2020.
17 Because Snowflake is not earning positive income, we have compared the net investment income figures to net revenue.

If forced to comply with the Asset Test, Snowflake will be forced to hold most of that cash in Government Securities and Cash Items. These instruments, while safe, do not allow the Company to use returns on investments to help fund Snowflake’s operations, while also allowing it to preserve cash and maintain sufficient liquidity to support the Company’s activities, and as a result Snowflake does not believe they represent a prudent cash management strategy.

2.     Registration under the 1940 Act
Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Snowflake and its shareholders.
        a.    Misleading Presentation of Financial Information
The manner of presentation required for investment company financial reports differs materially from the methodology employed by Snowflake and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Snowflake would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Snowflake’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Snowflake were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Snowflake’s financial information incompatible with other entities within the industry.
b.    Expensive and Burdensome Regulation
To require Snowflake, a company not primarily in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Snowflake as a technology company and not as an investment company. Compliance with the 1940 Act would require Snowflake to devote considerable financial, administrative, and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Snowflake’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Snowflake’s efforts toward managing its technology operations.
c.     Forced Change in Snowflake’s Business
The imposition of the 1940 Act’s regulatory scheme upon Snowflake would cause material changes in its operating strategies. Snowflake would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Snowflake. Furthermore, sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, stock options are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Snowflake’s practice to issue stock options to substantially all employees of the Company, and it continues to issue stock options to certain employees and directors. Snowflake believes that a prohibition on the issuance of stock options in particular would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.
The aggregate effect of these types of changes on Snowflake’s business strategy would materially change the character of Snowflake in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Snowflake’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Snowflake would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.
V.SUPPORTING PRECEDENT
The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Snowflake, including: Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).
VI.APPLICANT’S CONDITIONS
Snowflake agrees that any order granting the requested relief will be subject to the following conditions:
1.    Snowflake will continue to allocate and use its accumulated cash and investment securities for bona fide business purposes.
2.    Snowflake will refrain from investing or trading in securities for short-term speculative purposes.
VII.REQUEST FOR ORDER
For the above reasons, Snowflake requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.
VIII.PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is:
Snowflake Inc.
450 Concar Drive
San Mateo, CA 94402

Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.
Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the oversight of the affairs and business of Applicant is vested in its board of directors, which has delegated to its Audit Committee authority for compliance with the 1940 Act. Resolutions duly adopted by Applicant’s Audit Committee authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.
The Verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B.
Pro forma financial information, showing the effect of the IPO Proceeds on the Company’s portfolio, is attached hereto as Exhibit C.
Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
Date: October 7, 2020
Respectfully submitted,
Snowflake Inc.

/s/ Michael P. Scarpelli
By:    Michael P. Scarpelli
Title:    Chief Financial Officer

EXHIBIT A

CERTIFICATION
I, Michael P. Scarpelli, Chief Financial Officer of Snowflake Inc., a Delaware corporation (“Snowflake” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Audit Committee of the Board of Directors of Snowflake on June 2, 2020. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.
WHEREAS, the Company (a) is not and does not hold itself out as being primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) is not engaged and does not propose to engage in the business of issuing face-amount of certificates of the installment type and has not been engaged in such business and does not have any such certificate outstanding, and (c) is not engaged in, and does not propose to engage in, the business of investing, reinvesting, owning, holding or trading in securities;

WHEREAS, the Company is not and does not intend to conduct its business in a manner that would cause it to become an “investment company” or a company controlled by an “investment company” within the meaning of the Investment Company Act of 1940; and
NOW, THEREFORE, BE IT RESOLVED, that the Committee hereby determines that the Company (a) does not and shall not hold itself out as being primarily, and shall not propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) shall not engage and shall not propose to engage in the business of issuing face-amount of certificates of the installment type, (c) is not, shall not be, and shall not propose to be, engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and (d) is not, and shall not be, a special situation investment company;

RESOLVED FURTHER, that the Committee hereby determines that the Company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities;

RESOLVED FURTHER, that the officers of the Company, or any of them, be, and they hereby are, authorized and directed, in the name and on behalf of the Company, to take any such action or actions any such officer deems necessary or advisable, in such officer’s discretion, to implement the Investment Policy, including the appointment of an investment manager, if applicable, and the delegation of any part of such duties authorized under the Investment Policy to any other employee of the Company such officer deems necessary or advisable; and

RESOLVED FURTHER, that the officers of the Company, or any of them, be, and they hereby are, directed to ensure that all of the Company’s investments in securities are made pursuant to the Investment Policy, and in such manner such that the Company shall not be deemed an investment company under the Investment Company Act of

1940 (including in reliance on Rule 3a-1 and any other applicable rule under the Investment Company Act of 1940).
IN WITNESS WHEREOF, I have set my name this 7th day of October, 2020.

/s/ Michael P. Scarpelli
Name:     Michael P. Scarpelli
Title:    Chief Financial Officer

EXHIBIT B

VERIFICATION

SNOWFLAKE INC.
The undersigned states that he has duly executed the attached Application dated October 7, 2020, for and on behalf of Snowflake Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Michael P. Scarpelli
Name:    Michael P. Scarpelli
Title:    Chief Financial Officer

EXHIBIT C
Snowflake Inc.

Value of Assets as of July 31, 2020
(Pre-IPO, in thousands)(1)

	Value	Percentage
Directly-owned Assets(2)	$492,432	75.27%
Wholly- and Majority-Owned Subsidiaries(3)	$30,867	4.72%
Controlled Companies	$0	0%
Investments(4)	$130,948	20.01%
Total Assets (less Disregarded Assets)	$654,247	100%
_______________
(1) All figures are presented in terms of the Asset Test, on an unconsolidated basis as of July 31, 2020, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Snowflake's balance sheet, and exclusive of Government securities and cash items (“Disregarded Assets”), which total $764.790 million.
(2) Directly-Owned Assets reflects Snowflake's total assets less investments described in footnote 4 below, Disregarded Assets, and interests in subsidiaries, and includes current assets such as receivables, deferred payments, and prepaid expenses, as well as property and equipment, operating lease right-of-use, intangible assets (excluding internally generated intellectual property), and goodwill.
(3) "Wholly- and Majority-Owned Subsidiaries" reflects, as a reasonable proxy for fair market value, the paid-in-capital for subsidiaries as recorded on a balance sheet prepared in accordance with GAAP.
(4) Investments consist of Capital Preservation Investments, including asset-backed securities, commercial paper, certificates of deposits, and corporate notes and bonds.

Snowflake Inc.

Pro Forma Value of Assets After IPO
(Post-IPO, in thousands)(1)(2)

	Value	Percentage
Directly-owned Assets(3)	$489,601	9.93%
Wholly- and Majority-Owned Subsidiaries(4)	$30,867	0.62%
Controlled Companies	$0	0%
Investments(5)	$4,411,081	89.45%
Total Assets (less Disregarded Assets)	$4,931,549	100%

_______________
(1) All figures are presented in terms of the Asset Test, on an unconsolidated basis as of July 31, 2020, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Snowflake's balance sheet, and exclusive of Disregarded Assets, which total approximately $722.777 million.
(2) The pro-forma figures presented are based on the receipt of approximately $4.238 billion in IPO Proceeds, which were the net proceeds raised by Snowflake from the sale of its Class A common stock in the IPO and concurrent private placements, after deducting underwriting discounts and commissions and offering expenses incurred after July 31, 2020 or unpaid as of that date, and including the exercise by the underwriters of their option to purchase additional shares of Class A common stock in full.
(3) Directly-Owned Assets reflects Snowflake's total assets less investments described in footnote 5 below, Disregarded Assets, and interests in subsidiaries, and includes current assets such as receivables, deferred payments, and prepaid expenses, as well as property and equipment, operating lease right-of-use, intangible assets (excluding internally generated intellectual property), and goodwill. The pro forma total reflects a reduction from the actual value as of July 31, 2020 by approximately $2.8 million in offering expenses for the IPO incurred as of July 31, 2020, which were a deferred asset on Snowflake’s balance sheet as of that date and have ceased to be a deferred asset following consummation of the IPO.

(4) "Wholly- and Majority-Owned Subsidiaries" reflects, as a reasonable proxy for fair market value, the paid-in-capital for subsidiaries as recorded on a balance sheet prepared in accordance with GAAP.
(5) Investments consist of Capital Preservation Investments, including asset backed securities, commercial paper, certificates of deposits, and corporate notes and bonds, and assumes (i) requested exemption relief is granted to Snowflake, (ii) the IPO Proceeds are added to the $803.116 million in Snowflake's cash management program as of July 31, 2020, of which $130.948 million were in Capital Preservation Investments as of July 31, 2020, and (iii) the assets in Snowflake’s cash management program are allocated in accordance with Snowflake’s proposed post-IPO cash management strategy, with approximately 87.5% of the assets in the cash management program invested in Capital Preservation Investments. Not reflected here are investments that Snowflake may hold in private companies as part of Snowflake’s corporate development strategy. Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Snowflake's corporate development strategy.